Release Time    IMMEDIATE
Date    21 September 2001
Number  15/01

BHP BILLITON SUCCESSFULLY COMPLETES US$2.5 BILLION MULTICURRENCY
REVOLVING FACILITY

BHP Billiton today announced the successful completion of a US$2.5 billion syndicated multicurrency revolving facility.

The facility is BHP Billiton's first financing transaction post merger and represents its cornerstone credit facility. It will replace the US$1.2 billion credit facility previously implemented by BHP Limited and the US$1.5 billion and US$1.25 billion credit facilities previously implemented by Billiton Plc.

BHP Billiton Chief Financial Officer Chris Lynch said the new facility would be available in various currencies and jurisdictions, reflecting BHP Billiton's global diversity.

"The consolidation of the three facilities into one is consistent with BHP Billiton's stated capital management policies. In addition, the terms and conditions of the facility represent the enhanced risk profile and creditworthiness of the merged Group," he said.

Invitations were targeted at an international group of banks, all of which were identified as having the willingness and capability to support and assist BHP Billiton's ongoing financial requirements.

The facility is divided between a US$1.25 billion 364-day revolving credit component and a US$1.25 billion five-year revolving credit component.

The syndicate of financiers comprises: Bank of America, Bank of Tokyo-Mitsubishi Ltd, Barclays Bank PLC, Citibank NA, CSFB, Deutsche, HSBC, JP Morgan, Mizuho, National Australia Bank, Royal Bank of Canada, UBS, ABN-Amro Bank NV, ANZ Banking Group, BNP-Paribas, The Royal Bank of Scotland PLC, and Sumitomo Mitsui Banking Corporation.



Further news and information can be found on our Internet site:
www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United Kingdom
Marc Gonsalves, Investor Relations & Communications
Tel: +44 20 7747 3956 Mobile: +44 7768 264 950
email: Marc.Gonsalves@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625  Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077


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